EXHIBIT 77M
                                     MERGERS

The Brenton Funds' U.S. Government Money Market Fund merged into the Wells Fargo Government Money Market Fund (the "Fund"), S share class. The merger took place on April 27, 2001 due to the acquisition of the Brenton Fund family by Wells Fargo Funds Trust (the "Trust").



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